

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 11, 2011

<u>Via Mail and Facsimile (901-818-7570)</u>

Frederick W. Smith
Chairman, President and Chief Executive Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

     Re: **FedEx Corporation**
             Form 10-K for the Fiscal Year Ended May 31, 2010
             Filed July 15, 2010
             File No. 1-15829
             Response Letter Filed February 4, 2011

Dear Mr. Smith:

     We refer you to our comment letters dated December 15, 2010 and January 25, 2011 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

                     Sincerely,

                     Cecilia Blye, Chief
                     Office of Global Security Risk

    cc: Max Webb
        Assistant Director, Division of Corporation Finance